# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 06/10/2026
Filed by CIK 0001765296
Persons authorized to receive notices and communications: Mark Crockwell, 5B Waterloo Lane, Pembroke, Bermuda (D0), HM 08, 1 441 298 8104

## Reporting persons
- Al Shams Investments LTD (CIK 0001765296): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)
- Wafic Rida Said: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:
On June 10, 2026, the Reporting Persons issued a press release regarding an open letter (the "June 10, 2026 letter") the Reporting Persons sent to the outside members of the Board. In the June 10, 2026 letter, the Reporting Persons urged the outside directors to resist any efforts by Ashford executives to manipulate the director nomination and election process.
The Reporting Persons reiterated their concern that, in the Reporting Persons' view, the current Board has no legitimacy and that shareholders should be given the opportunity to elect new directors at the 2026 Annual Meeting. The Reporting Persons also reiterated that ASIL intends to nominate several candidates for election to the Board at the 2026 Annual Meeting and has been preparing to submit its notice of nominations.
The Reporting Persons further expressed their concern that the current form of questionnaire (the "Questionnaire") required to be completed by director nominees under the Issuer's Fifth Amended and Restated Bylaws, as amended (the "Bylaws") differs materially from the form used by the Issuer just one year ago in connection with the 2025 Annual Meeting of Shareholders. The revisions add seven pages and more than 60 questions and sub-questions to an already lengthy document. The Reporting Persons believe that the Questionnaire has the effect of impeding the legitimate exercise of shareholder rights and appears designed to create procedural obstacles to the nomination of director candidates by shareholders.
The foregoing summary of the June 10, 2026 letter does not purport to be complete and is subject to, and qualified in its entirety by, the June 10, 2026 letter, a copy of which is attached here as Exhibit 9 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Press Release, issued June 10, 2026, containing an Open Letter to the Outside Members of the Board of the Issuer

## Signatures
- Al Shams Investments LTD: /s/ Mark Crockwell, Mark Crockwell, Director (06/10/2026)
- Wafic Rida Said: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (06/10/2026)